                  THIS DOCUMENT IS A COPY OF THE FORM 11-K PREVIOUSLY FILED ON JUNE 30, 1995 PURSUANT TO A RULE 201
                  TEMPORARY HARDSHIP EXEMPTION


                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                              FORM  11-K


    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


        For the fiscal year ended December 31, 1994


        Commission File Number 1-2227


        A.   Full title of plan:

             Crown Cork & Seal Company, Inc.
             401(k) Savings and Employee Stock Ownership Plan


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                      CROWN CORK & SEAL COMPANY,INC.
                            9300 ASHTON ROAD
                        PHILADELPHIA, PA  19136























                                 INDEX

                                                                  Pages

   Signatures                                                       3


   Report of Independent Accountants                                6


   Audited Plan Financial Statements and Schedules Prepared
   In Accordance with the Financial Reporting Requirements
   of ERISA                                                      7 to 14


   Exhibit 23 - Consent of Independent Accountants                  15









































                                   SIGNATURES



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                Crown Cork & Seal Company,Inc.
                                401(k) Savings and Employee Stock Ownership Plan




   Date: June 29, 1995          By: James T. Malec
                                    Member, Benefit Plan Committee





































          Crown Cork & Seal
          Company, Inc. 401(k)
          Retirement Savings Plan
          Financial Statements
          December 31, 1994


















































 Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
 Financial Statements



                                    Index


                                                                Page

Report of Independent Accountants                                 1

Statement of Net Assets Available for Plan Benefits               2

Statement of Changes in Net Assets Available for Plan
Benefits, with Fund Information                                   3

Notes to Financial Statements                                    4-7

Schedule I  -  Schedule of Assets Held for Investment
               at December 31, 1994                               8

Schedule II -  Reportable Transactions (Transaction or
               Series of Transactions) for the Year Ended
               December 31, 1994 in Excess of 5% of Plan Assets   9




Note:     Other schedules required by ERISA are not applicable.



























<oage>6
                           Report of Independent Accountants


The Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
June 22, 1995
















    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan Statement of Net Assets Available for Plan Benefits
    December 31, 1994 and 1993



                                                    December 31,
                                                 1994             1993

Assets:
Investments:
 Fixed Income Fund                           $ 70,112,269    $ 81,553,363
 Crown Stock Fund                              29,052,762      30,441,450
 Vanguard Index Trust (formerly the
 Diversified Equity Fund)                       9,197,853       8,401,130
 Vanguard International Growth Portfolio        2,646,997
 Vanguard Explorer Fund                         1,422,657
 Vanguard Balanced Index Fund                     987,774
 Vanguard Bond Index Fund                         226,356
 Participant loans receivables                    357,856         584,840

       Total investments                      114,004,524     120,980,783

Cash and cash equivalents                       4,299,853       1,723,277
Employer contributions receivable                 105,504         257,309
Employee contributions receivable                 304,571         296,575
Receivables due from other                                        603,931

Liabilities:
Accrued Plan expenses                                             (98,628)

Net assets available for plan benefits       $118,714,452    $123,763,247

[FN]
  The accompanying notes are an integral part of these financial statements.


























    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
    Statement of Changes in Net Assets Available for Plan Benefits, with Fund
    Information
    For the Year Ended December 31, 1994



                                                   Vanguard    Vanguard                      Vanguard  Vanguard
                           Fixed       Crown       Index     International     Vanguard  Balanced   Bonf
                           Income       Stock      Trust    Growth Portfolio   Explorer   Index     Index   Participant
                           Fund         Fund       Fund         Fund            Fund      Fund      Fund    Loans         Total

Income:
Contributions:
  Employer                         $   831,626                                                                         $    831,626
  Participants        $  1,400,933   1,628,037   $  556,666  $  151,120     $   85,973   $ 65,706  $ 27,272               3,915,707
Participant loan
   repayments              111,827      74,191       35,236      11,036          9,213      2,662  0    208 $(244,373)
Investment income        4,718,063                  278,791      34,803         75,951     35,697    17,158    41,776     5,202,239
Net realized losses
  on investments                      (153,227)     (20,234)     (6,868)        (9,847)    (8,746)   10,488)               (209,410)
Net unrealized losses
   on investments                    (2,680,069)    (137,862)   (53,086)       (67,796)   (30,141)  (12,846)             (2,981,800)
Other receipts              12,940       44,077           96        192             96                                       57,401

Expenses:
Distributions to
   participants        (10,434,366)    (865,556)    (443,654)   (42,124)       (21,436)   (26,352)   (6,683)  (24,387)  (11,864,558)
Interfund transfers     (4,406,827)  (1,216,006)     529,495  2,566,036      1,358,330    954,946    214,026

Increase (decrease)
 in net assets
 available for plan
 benefits               (8,597,430)  (2,336,927)     798,534  2,661,109      1,430,484    993,772    228,647  (226,984)  (5,048,795)
Net assets at
  beginning of year     83,117,885   31,617,197    8,443,325                                                   584,840  123,763,247

Net assets at
   end of year        $ 74,520,455  $29,280,270   $9,241,859 $2,661,109     $1,430,484   $993,772   $228,647 $ 357,856 $118,714,452


   The accompanying notes are an integral part of these financial statements







    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan Notes to Financial Statements
    December 31, 1994




1.  Summary of Significant Accounting Policies

Basis of Presentation. The Plan (formerly the Crown Cork & Seal Company, Inc. 401(k) Savings and Employee Stock Ownership Plan) maintains its financial records and prepares its financial statements using the accrual basis of accounting. Purchases and sales of investments are recorded on the trade date. Investment income earned, but not received, is accrued. Distributions to participants are recorded in the period when remitted to participants.

Investments in securities listed on a national exchange are valued on the basis of year-end closing prices. Guaranteed investment contracts are stated at contract value. Other investments not having an established market are valued at fair value as determined by the trustee.

Realized gain or loss on the sale of investments is determined based on average cost.  Such gains and losses are computed on a current value basis for
Form 5500.   A difference may result in the classification between realized and unrealized, but the total gain or loss will be unaffected.

Cash Equivalents. Cash equivalents include all highly liquid instruments purchased with an original maturity of less than three months.

2.  Description of Plan

The general purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary elections and through Company matching contributions. Generally, salaried employees are eligible to participate in the Plan after completing one year of service and attaining age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan has two components: a participant salary deferral 401(k) component and a Company matching contribution component. The salary deferral 401(k) portion of the Plan allows before-tax employee contributions of 2 to 12% of annual compensation. The Plan also allows after-tax employee contributions of 1 to 8% of annual compensation. Contribution rates are subject to certain limitations, as prescribed by law. The Company makes matching contributions equal to 50% of
the employee's contribution, up to a maximum of 3% of compensation.   Company
contributions are made in the form of Company common stock.

Effective January 1, 1994, the Plan's investment fund options were broadened to provide participants an expanded range of investment options and available diversification in accordance with government regulations. Options marked with an asterisk (*) represent the new investment options available in 1994.







    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan Notes to Financial Statements
    December 31, 1994




A brief description of available investment options follows:

 (1) Fixed Income Fund - A fixed income fund which invests primarily in investment contracts issued by insurance companies, commercial banks and other similar types of fixed principal investments.

 (2) Crown Stock Fund - A fund which invests primarily in shares of Company common stock.

 (3) Vanguard Index Trust Fund (Formerly the Diversified Equity Fund) - A growth and income stock fund which invests in all stocks included in the Standard & Poor's 500 Index in approximately the same proportions as they are represented in the S&P index.

*(4) Vanguard International Growth Portfolio Fund - An international stock fund which invests in the common stocks of seasoned foreign corporations located outside the United States.

*(5) Vanguard Explorer Fund - An aggressive growth stock fund which invests in the common stocks of small companies.

*(6) Vanguard Balanced Index Fund - A balanced fund which invests 60% of its assets in a portfolio of stocks expected to parallel the returns of the Wilshire 500 Index and 40% of its assets in a fixed income portfolio that is structured to track the Lehman Brothers Aggregate Bond Index.

*(7) Vanguard Bond Index Fund - An intermediate-term bond fund which invests in a combination of securities expected to perform similarly to the Total Bond Market Portfolio of Lehman Brothers Aggregate Bond Index.

All employee contributions are 100% vested when contributed to the Plan. Company matching contributions vest 25% for each year of service. Upon the completion of four years of service all Company matching contributions vest immediately.

Participants are eligible to receive distributions of the vested portions of their account balance upon meeting certain criteria as specified in the Plan document. All distributions are paid in a lump sum or periodic annuity payments (either cash or Company stock).












    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan Notes to Financial Statements
    December 31, 1994



The Plan is administered by the Benefit Plans Committee (the ''Committee''). The Committee had appointed Citibank as the trustee and ERISCO as the participant recordkeeper for the Plan years 1992 and 1993. However, during 1993, the Committee appointed The Vanguard Group ("Vanguard") to assume both trustee and recordkeeping responsibilities beginning in 1994. In connection with this change, a significant portion of the Plan's assets were transferred to Vanguard on December 31, 1993 with residual transfers occurring in January 1994.

In the event of Plan termination, each participant will become fully vested and will be entitled to receive a benefit equalling the participant's interest in the Plan, including that portion attributable to Company contributions.

3.  Investments

As of December 31, 1994 and 1993, the Plan held the following investments which exceeded 5% of the total fair value of Plan assets:

                                               1994             1993
Fixed Income Fund (contract value):
American International Life Assurance
  Company #18102                                             $ 8,971,316
Bankers Trust #92-494-1                      $10,005,025       9,488,720
Metropolitan Life Insurance
  Company #GAC-12704                           6,208,891
  Morgan Bank Delaware #569-A                                  7,493,365
Northwest National Life Insurance
  #GA-21943-2                                                  6,355,014
The Prudential Asset Management Group          7,270,783

Company Stock Fund                            29,052,762      30,441,450

Vanguard Index Trust Fund (Formerly the
  Diversified Equity Fund)                     9,197,853       8,401,130


















    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan Notes to Financial Statements
    December 31, 1994



4.  Tax Status of the Plan

The Plan was amended and restated, effective January 1, 1994,, to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has represented that the Plan has been administered in accordance with all provisions of the IRC and ERISA.

The Company has applied for a determination letter for the Plan from the IRS. The determination letter is subject to review by the IRS. The Committee anticipates receiving a favorable determination letter from the IRS, and accordingly, the Trust is not subject to federal or local income taxes.

5.  Insurance Company Seizure

On August 11, 1994, regulators in both the United States and Canada seized control of Confederation Life Insurance Company. The action was taken to prevent the possibility of massive demands for cash following a failed business combination. At the time of the seizure, the Plan's Fixed Income Fund included an investment contract with a value of approximately $4.8 million. The recognition of interest income was suspended coincident with the seizure on August 11, 1994. The portion of participants' account balances related to this investment are not subject to withdrawal except in very limited circumstances (e.g., hardships and death).

The regulators have not released financial information sufficient to indicate the extent of recovery for participants invested in Confederation Life contracts. However, neither the Company nor the Committee has been informed that a loss has or will be incurred and, accordingly, no provision for loss has been recorded in the accompanying financial statements.

6.  Subsequent Event

Effective January 1995, the Committee approved the availability of loans subject to satisfaction of the hardship provisions of the amended plan document. Prior to this change, loans were not available to participants subsequent to April 1, 1991, coincident with the Company's acquisition of Continental Can Company (the former Plan sponsor). Participants should refer to the Plan's Summary Plan Description for further information.













    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan Schedule of Assets Held for Investment at December 31, 1994

                                             Units
Description                               Outstanding      Cost     Fair Value

Fixed Income Fund
 Insurance contracts:
 American International Life Assurance
   Company #18102                                      $ 5,724,919  $ 5,724,919
 Aetna Life Insurance Company #P45730                      216,265      216,265
 Bankers Trust #92-494-1                                10,005,025   10,005,025*
 Confederation Life Insurance
    Company #62469 (in receivership (1))                 4,751,245    4,751,245
 Continental Assurance Company #GP-12719                 3,021,502    3,021,502
 Continental National Assurance #12747                   4,864,453    4,864,453
 Hartford Life Insurance Company #9361                   5,095,950    5,095,950
 Metropolitan Life Insurance
    Company #GAC-12704                                   6,208,891    6,208,891*
 Massachusetts Mutual PGIC #10490                        2,303,423    2,303,423
 New York Life #GAC-6495                                 5,327,978    5,327,978
 New York Life #GAC 30025                                5,131,472    5,131,472
 Peoples Insurance Security Company
    #BDA00036TR-1                                        4,004,292    4,004,292
 Peoples Insurance Security Company
     #BDA00036TR-2                                       2,047,312    2,047,312
 Peoples Insurance Security Company
     #BDA00036TR-3                                       1,500,598    1,500,598
 Peoples Insurance Security Company
     #BDA00036TR-4                                       2,513,673    2,513,673
 The Prudential Asset Management Group
     #6852                                               7,270,783    7,270,873*
Other assets                                               124,398      124,398

Total Fixed Income Fund                                 70,112,269   70,112,269

Crown Stock Fund Crown Cork & Seal
 Company, Inc. common stock               769,609.6     19,152,868   29,052,762*

Vanguard Index Trust Fund                 214,052.9      9,335,716    9,197,853*

Vanguard International Growth Portfolio   197,095.8      2,700,083    2,646,997

Vanguard Explorer Fund                     33,193.1      1,490,452    1,422,657

Vanguard Balanced Index Fund               95,529.0      1,017,915      987,774

Vanguard Bond Index Fund                   24,884.5        239,203      226,356

Participant loans receivables                              357,856      357,856

Total Investments at December 31, 1994                $104,406,362 $114,004,524

[FN]
* Represents more than 5% of net assets available for plan benefits as of December 31, 1994

(1) See Note 5 to accompanying financial statements.

    Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan
    Reportable Transactions (Transaction or Series of Transactions)
    For the Year Ended December 31, 1994 in Excess of 5% of Plan Assets



                                                        Aggregate    Aggregate
                             Number of    Number of      Cost of      Proceeds                     Net (loss)
Description of Assets        Purchases    of Sales      Purchases    from Sales         Cost        on Sale

Fixed Income Fund               133         147        $14,169,732    $23,323,532    $23,323,532

Crown Stock Fund                 71          99          5,904,448      4,594,528      4,747,755    $(153,227)













